                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                   CELANESE AG
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                          ORDINARY SHARES, NO PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                    D1497A101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                    CHINH CHU
                              THE BLACKSTONE GROUP
                                 345 PARK AVENUE
                            NEW YORK, NEW YORK 10154
                                 (212) 583-5000


                                    COPY TO:


                           WILLIAM R. DOUGHERTY, ESQ.
                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                                DECEMBER 15, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF A FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.24013D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                                                    --------------------------------
                                                                                                           Page 1 of 35 pages
                                                                                                    --------------------------------
-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BCP Crystal Acquisition GmbH & Co. KG
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          BK, OO

--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                    Germany
--------- --------------------------------------------------------------------------------------------------------------------------

                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING
        PERSON                            14,400,000*
         WITH           -------- ---------------------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER



                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER


                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON


                   PN
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                       Page 2 of 35 pages
                                                --------------------------------

     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 3 of 35 pages
                                                                                                    --------------------------------
-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------


--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BCP Acquisition GmbH & Co. KG
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                    Germany
--------- --------------------------------------------------------------------------------------------------------------------------

                           7     SOLE VOTING POWER

      NUMBER OF         -------- ---------------------------------------------------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
         EACH                             14,400,000*
      REPORTING         -------- ---------------------------------------------------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH

                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
----------------------- -------- ---------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to

                                               --------------------------------
                                                       Page 4 of 35 pages
                                               --------------------------------



     constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 5 of 35 pages
                                                                                                    --------------------------------

-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BCP Holdings GmbH
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                    Germany
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                           14,400,000*
        PERSON          -------- ---------------------------------------------------------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER


                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   OO
--------- --------------------------------------------------------------------------------------------------------------------------


* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to

                                                --------------------------------
                                                       Page 6 of 35 pages
                                                --------------------------------



     constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 7 of 35 pages
                                                                                                    --------------------------------

-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BCP Management GmbH
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                    Germany
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER


      NUMBER OF         -------- ---------------------------------------------------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
         EACH                             14,400,000*
      REPORTING         -------- ---------------------------------------------------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH

                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER


--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   OO
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                       Page 8 of 35 pages
                                                --------------------------------

     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 9 of 35 pages
                                                                                                    --------------------------------

-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BCP Luxembourg Holdings S.ar.l.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                    Luxembourg
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER


      NUMBER OF         -------- ---------------------------------------------------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
         EACH                             14,400,000*
      REPORTING         -------- ---------------------------------------------------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH

                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   OO
--------- --------------------------------------------------------------------------------------------------------------------------


* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                        Page 10 of 35 pages
                                                --------------------------------



     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 11 of 35 pages
                                                                                                    --------------------------------

-----------------------------------------

CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Capital Partners (Cayman) IV L.P.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                   Cayman Islands B.W.I.
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER


      NUMBER OF         -------- ---------------------------------------------------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
         EACH                             13,896,000*
      REPORTING         -------- ---------------------------------------------------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH

                        ------- ----------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          13,896,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   13,896,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   28.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                       Page 12 of 35 pages
                                                --------------------------------





     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 13 of 35 pages
                                                                                                    --------------------------------
-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Capital Partners (Cayman) IV-A L.P.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                   Cayman Islands B.W.I.
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                           216,000*
        PERSON          -------- ---------------------------------------------------------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER


                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          216,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   216,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.4%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                               --------------------------------
                                                      Page 14 of 35 pages
                                               --------------------------------




     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 15 of 35 pages
-----------------------------------------                                                           --------------------------------
                                                                                                    CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Family Investment Partnership (Cayman) IV-A L.P.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                   Cayman Islands B.W.I.
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                           288,000*
        PERSON          -------- ---------------------------------------------------------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER


                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          288,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   288,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.6%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------


* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                       Page 16 of 35 pages
                                                --------------------------------



     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 17 of 35 pages
----------------------------------------                                                           --------------------------------
CUSIP NO. D1497A101
----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Management Associates (Cayman) IV L.P.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                    Cayman Islands B.W.I.
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                           14,400,000*
        PERSON          -------- ---------------------------------------------------------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER


                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------


* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                       Page 18 of 35 pages
                                                --------------------------------



     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                                 Page 19 of 35 pages
                                                                                                    --------------------------------
-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Blackstone LR Associates (Cayman) IV Ltd.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                              [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands B.W.I.
----------------------- -------- ---------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER


      NUMBER OF         -------- ---------------------------------------------------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
         EACH                             14,400,000*
      REPORTING         -------- ---------------------------------------------------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH

                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   CO
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                      Page 20 of 35 pages
                                                --------------------------------



     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                                 Page 21 of 35 pages
                                                                                                    --------------------------------
-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter G. Peterson
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                 (A) [ ]
                                                                                                                           (B) [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                              [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
----------------------- -------- ---------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                           14,400,000*
        PERSON          -------- ---------------------------------------------------------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER


                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                      Page 22 of 35 pages
                                                --------------------------------




     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                                 Page 23 of 35 pages
                                                                                                    --------------------------------
-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------


--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen A. Schwarzman
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (A) [ ]
                                                                                                                          (B) [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                              [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
----------------------- -------- ---------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                           14,400,000*
        PERSON          -------- ---------------------------------------------------------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER


                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                      Page 24 of 35 pages
                                                --------------------------------





     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                --------------------------------
                                                      Page 25 of 35 pages
                                                --------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the ordinary shares ("Ordinary Shares") of Celanese AG, a German stock corporation (the "Company"). The principal executive offices of the Company are located at Frankfurter Strasse 111, 61476 Kronberg/Ts, Germany.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by:

     (i) BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership ("BCP Crystal"),

     (ii) BCP Management GmbH, a German limited liability company ("BCP Management"), in its capacity as the general partner of BCP Crystal;

     (iii) BCP Acquisition GmbH & Co. KG, a German limited partnership ("BCP Acquisition"), the sole equity holder of BCP Crystal;

     (iv) BCP Holdings GmbH, a German limited liability company ("BCP Holdings"), the sole equity holder of BCP Acquisition;

     (v) BCP Luxembourg Holdings S.ar.l., a Luxembourg societe a responsabilite limitee (limited liability company) ("BCP Luxembourg" and, together with BCP Crystal, BCP Management, BCP Acquisition and BCP Holdings, the "BCP Acquisition Entities"), the sole equity holder of BCP Management;

     (vi) Blackstone Capital Partners (Cayman) IV L.P., a Cayman Islands exempted limited partnership ("BCP IV"), Blackstone Capital Partners (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership ("BCP IV-A") and Blackstone Family Investment Partnership (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership ("BFIP" and, together with BCP IV and BCP IV-A, the "Blackstone Partnerships"), which collectively own all of the equity in BCP Luxembourg;

     (vii) Blackstone Management Associates (Cayman) IV L.P., a Cayman Islands exempted limited partnership ("BMA"), in its capacity as the general partner of the Blackstone Partnerships;

     (viii) Blackstone LR Associates (Cayman) IV Ltd., a Cayman Islands limited duration company ("Blackstone LR"), in its capacity as general partner of BMA;

     (ix) Mr. Peter G. Peterson; and

     (x) Mr. Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons").

         Each of the BCP Acquisition Entities was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions. The principal business address of BCP Crystal, BCP

                                                --------------------------------
                                                      Page 26 of 35 pages
                                                --------------------------------

Management, BCP Acquisition and BCP Holdings is Maybachstrasse 6, 70469 Stuttgart, Germany. The principal business address of BCP Luxembourg is 8-10, Rue Mathias Hardt, L-1717 Luxembourg.

         The principal business of the Blackstone Partnerships is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. BMA is the sole general partner of the Blackstone Partnerships. The principal business of BMA consists of performing the functions of, and serving as, the sole general partner of the Blackstone Partnerships. Blackstone LR is the sole general partner of BMA. The principal business of Blackstone LR consists of performing the functions of, and serving as, the sole general partner of BMA. The principal business address of the Blackstone Partnerships, BMA and Blackstone LR is c/o Walkers, P.O. Box 265 GT, Walker House, George Town, Grand Cayman.

         Messrs. Peter G. Peterson and Stephen A. Schwarzman are directors and the controlling persons of Blackstone LR. Each of Messrs. Peterson and Schwarzman is a United States citizen. The principal occupation of each of Messrs. Peterson and Schwarzman is serving as an executive of one or more of the Blackstone Partnerships, BMA and their affiliates. The business address of each of Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

         During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The BCP Acquisition Entities estimate that the total amount of funds required to purchase all of the outstanding Ordinary Shares of the Company pursuant to the Tender Offer referred to in item 4 below, refinance certain existing debt of the Company and its subsidiaries, and make certain payments relating to pension obligations will be approximately (euro)2.9 billion, including related fees and expenses. The BCP Acquisition Entities currently expect that this amount will be funded by approximately (euro)690 million in common equity and (euro)2.18 billion in credit facilities (the "Credit Facilities"). The BCP Acquisition Entities currently expect the Credit Facilities to comprise approximately (euro)540 in senior secured term facilities (the "Term Facilities"), (euro)355 in a senior secured bridge facility (the "Bridge A Facility"), (euro)720 in a senior subordinated secured bridge facility (the "Bridge B Facility") and (euro)565 in a senior subordinated unsecured bridge facility (the "Bridge C Facility" and, together with the Bridge A Facility and the Bridge B Facility, the "Bridge Facilities"). The Blackstone Partnerships and their affiliates expect to provide at least a majority of the common equity and anticipate securing commitments for the remainder of the common equity from other private equity investors. The BCP Acquisition Entities have obtained commitments from Morgan Stanley Senior Funding Inc., Morgan Stanley Dean Witter Bank Limited, Deutsche Bank AG Cayman Islands Branch,

                                                --------------------------------
                                                      Page 27 of 35 pages
                                                --------------------------------


Deutsche Bank Securities Inc. and Deutsche Bank AG, London Branch with respect to the Credit Facilities pursuant to commitment letters, dated December 15, 2003 (the "Commitment Letters"). The Commitment Letters are attached as Exhibits 6, 7 and 8 to this Schedule 13D. The BCP Acquisition Entities currently expect that the term of the Term Facilities will be seven years and that the term of the Bridge Facilities will be ten years. The BCP Acquisition Entities expect that the Credit Facilities will accrue interest at a rate per annum based on LIBOR or EURIBOR plus a spread (the "Spread"). The BCP Acquisition Entities currently expect that the Spread with respect to the Term Facilities will be 2.75%. The BCP Acquisition Entities currently expect that the Spread with respect to the Bridge A Facility will initially be 5.50%, subject to quarterly increases and an interest rate cap of 10.00% per annum. The BCP Acquisition Entities currently expect that the Spread with respect to the Bridge B Facility will initially be 8.00%, subject to quarterly increases and an interest rate cap of 14.00% per annum. The BCP Acquisition Entities currently expect that the Spread with respect to the Bridge C Facility will initially be 10.00%, subject to quarterly increases and an interest rate cap of 15.00% per annum. The BCP Acquisition Entities may refinance the Bridge A Facility, Bridge B Facility and Bridge C Facility with the issuance of debt securities. The BCP Acquisition Entities anticipate negotiating and executing definitive loan documents with their lenders before commencing the Tender Offer. The BCP Acquisition Entities expect that the material terms of such loan documents will be set forth in their Tender Offer materials. The Tender Offer will not be conditioned upon the BCP Acquisition Entities' ability to finance the purchase of Ordinary Shares pursuant to the Tender Offer.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The response to Item 3 is hereby incorporated by reference.

         On December 13, 2003, Blackstone Management Associates IV, L.L.C., on behalf of the Blackstone Partnerships and other affiliated funds, submitted a letter to the Company (the "Proposal Letter") outlining a proposal to proceed with a tender offer for all of the registered Ordinary Shares of the Company (the "Tender Offer"). A copy of the Proposal Letter is attached as Exhibit 2 to this Schedule 13D.

         On December 14, 2003, the Company replied by letter and indicated that, if the tender offer document as published met the terms and conditions expressed in the Proposal Letter, the Company's management board would publicly support the Tender Offer, and would not withdraw such support except in connection with a superior competing offer. The Company also agreed that it would not solicit or encourage any competing offers, would facilitate the Tender Offer and would not tender into the Tender Offer any of the Ordinary Shares held in the Company's treasury. A copy of this letter from the Company is attached as Exhibit 4 to this Schedule 13D.

         On December 15, 2003, BCP Crystal and Kuwait Petroleum Corp. ("KPC") entered into a letter agreement (the "KPC Agreement"), pursuant to which, among other things, KPC has agreed (1) to tender into the Tender Offer all of the Ordinary Shares of the Company held by KPC, (2) not to transfer any of its Ordinary Shares of the Company other than pursuant to the Tender Offer and (3) not to support competing transactions or certain frustrating actions, in each case subject to the terms and conditions of the KPC Agreement. Approximately 29.2% of

                                                --------------------------------
                                                      Page 28 of 35 pages
                                                --------------------------------


the total outstanding Ordinary Shares are covered by the KPC Agreement (excluding Ordinary Shares held in treasury).

         On December 16, 2003, BCP Crystal announced its decision to commence the Tender Offer.

         The BCP Acquisition Entities expect to commence the Tender Offer following the filing of required tender offer documentation (the "Offer Document") with, and approval of the Offer Document by, the German Supervisory Authority for Financial Services. The BCP Acquisition Entities expect that the Tender Offer will be conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer, Ordinary Shares equal to at least 85% of all outstanding Ordinary Shares (excluding treasury shares), (ii) the absence of any material adverse change with respect to the Company and (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976, the receipt of approval from the antitrust authorities in the European Union and other antitrust and regulatory approvals. It is expected that the Tender Offer will also be subject to other conditions, as set forth under "Conditions" in the Offer Term Sheet attached as Exhibit 3 to this Schedule 13D. However, the conditions described in this Schedule 13D and the Offer Term Sheet remain subject to the approval of the German Supervisory Authority for Financial Services. The Offer Document will also be filed with, and subject to review by, the United States Securities and Exchange Commission.

         The purpose of the Tender Offer is to acquire control of, and at least 85% of the equity interest in, the Company. The BCP Acquisition Entities aim to ultimately acquire 100% of the equity interest in the Company. Following completion of the Tender Offer and depending on the level of acceptance, the Reporting Persons' intention would be to take appropriate steps to: (i) enter into a domination and/or profit-transfer agreement with the Company, which would permit BCP Crystal to issue directions to the management of the Company and would permit the pooling of profits among the Company and BCP Crystal; (ii) seek a shareholder resolution to transfer the remainder of the outstanding Ordinary Shares to BCP Crystal through a "squeeze-out" transaction under German law;
(iii) apply for a revocation of admission of the Ordinary Shares to the Frankfurt Stock Exchange and pursue, if available, a delisting of the Ordinary Shares from the New York Stock Exchange; and (iv) if permitted under applicable law, seek to terminate the registration of the Ordinary Shares pursuant to
Section 12(g)(4) of the Exchange Act. Depending on the outcome of these steps, the BCP Acquisition Entities might seek to influence or change the Company's dividend policy as well as its capital structure.

         The Reporting Persons also expect to support restructuring efforts with the Company's Chemical Intermediates segment, including the Company's previously announced sale of its Acrylates business, and would expect to endorse ongoing restructuring plans in the Company's Ticona segment; however, the Reporting Persons do not have specific plans or proposals with respect to these actions. The Reporting Persons also expect to support the Company's decision to review alternatives for its Nutrinova segment, including joint ventures or a partial or full sale.

         Other than as described above and in the Proposal Letter, none of the Reporting Persons or any of the persons listed on Schedule 1 have any plans or proposals that relate to or

                                                --------------------------------
                                                      Page 29 of 35 pages
                                                --------------------------------


would result in any of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals).

         References to, and descriptions of, the KPC Agreement, the Offer Term Sheet and the Proposal Letter in this Item 4 are qualified in their entirety by this reference to the KPC Agreement, the Offer Term Sheet and the Proposal Letter, copies of which are filed as Exhibits 5, 3 and 2, respectively, to this
Schedule 13D and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). The information contained on the cover pages of this
Schedule 13D is incorporated herein by reference. For the purpose of Rule 13d-3 promulgated under the Exchange Act, BCP Crystal, by entering into the KPC Agreement with KPC, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 14,400,000 Ordinary Shares, representing approximately 29.2% of the total outstanding Ordinary Shares (excluding treasury shares).

         BCP Management, as the general partner of BCP Crystal, and BCP Acquisition, as the holder of all equity interests in BCP Crystal, have shared power to vote and dispose of securities held by BCP Crystal and may therefore have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         BCP Holdings, as the holder of all equity interests in BCP Acquisition, has the power to vote and dispose of securities held by BCP Acquisition, and therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         BCP Luxembourg, as the holder of all equity interests in BCP Management and BCP Holdings, has the power to vote and dispose of securities held by BCP Management and BCP Holdings, and therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         The Blackstone Partnerships, as the holders of the equity interests in BCP Luxembourg, have shared power to vote and dispose of securities held by BCP Luxembourg. The Blackstone Partnerships therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         BMA, as the general partner of the Blackstone Partnerships, has the power to vote and dispose of securities held by the Blackstone Partnerships. BMA may therefore be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         Blackstone LR, as the general partner of BMA, has the power to vote and dispose of securities held by BMA. Blackstone LR may therefore be deemed to indirectly control BCP

                                                --------------------------------
                                                      Page 30 of 35 pages
                                                --------------------------------


Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         Messrs. Peterson and Schwarzman have shared power to vote and dispose of securities held by Blackstone LR, and may therefore be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has beneficial ownership of any Ordinary Shares, except as described in this Schedule 13D.

         (c) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has engaged in any transaction during the past 60 days in, any Ordinary Shares, except as described in this Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

         References to, and descriptions of, the KPC Agreement in this Item 5 are qualified in their entirety by reference to the KPC Agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D and which is incorporated by reference in this Item 5 in its entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3, 4 and 5 of this Schedule 13D and Exhibits 2, 3, 4 and 5 are incorporated herein by reference. An affiliate of the Reporting Persons also has agreed to pay customary fees to Morgan Stanley & Co. Incorporated in the event the Tender Offer is completed.

         Except as set forth in this Schedule 13D, the Reporting Persons and, to the best knowledge of the Reporting Persons, the persons listed on Schedule 1, do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                                                --------------------------------
                                                      Page 31 of 35 pages
                                                --------------------------------

         1. Joint Filing Agreement

         2. Letter, dated December 13, 2003, from Blackstone Management Associates IV, L.L.C., on behalf of Blackstone Capital Partners IV L.P. and certain of its affiliated funds, to Dr. Claudio Sonder, Chairman of the Board of Management of Celanese AG.

         3. Offer Term Sheet relating to Tender Offer

         4. Letter, dated December 14, 2003, from Celanese AG to Stephen A. Schwarzman, President and CEO of The Blackstone Group L.P.

         5. Letter Agreement, dated December 15, 2003, between Kuwait Petroleum Corporation and BCP Crystal Acquisition GmbH & Co. KG

         6. Senior Secured Facilities and Senior Bridge A Facility Commitment Letter, dated December 15, 2003, among Morgan Stanley Senior Funding Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and BCP Luxembourg Holdings S.ar.L.

         7. Senior Subordinated Bridge B Facility Commitment Letter, dated December 15, 2003, among Morgan Stanley Senior Funding Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and BCP Luxembourg Holdings S.ar.L.

         8. Senior Subordinated Bridge C Facility Commitment Letter, dated December 15, 2003, among Morgan Stanley Dean Witter Bank Limited, Morgan Stanley Senior Funding Inc., Deutsche Bank AG London Branch, Deutsche Bank AG Cayman Islands Branch and BCP Luxembourg Holdings S.ar.L.


THE INFORMATION IN THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF CELANESE AG. AT THE TIME THE TENDER OFFER IS COMMENCED, BCP CRYSTAL ACQUISITION GMBH & CO. KG WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) WITH RESPECT TO THE TENDER OFFER. INVESTORS AND CELANESE AG SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND OTHER RELEVANT DOCUMENTS REGARDING THE TENDER OFFER FILED BY BCP CRYSTAL ACQUISITION GMBH & CO. KG WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO RECEIVE THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV, OR FROM BCP CRYSTAL ACQUISITION GMBH & CO. KG AT THE WEB SITE WWW.TBG-CAG.DE.

                                                --------------------------------
                                                      Page 32 of 35 pages
                                                --------------------------------




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 2003

                                 BCP CRYSTAL ACQUISITION GMBH & CO. KG

                                     By: /s/ Chinh Chu
                                         -----------------------------
                                         Name: Chinh Chu
                                         Title:   Authorized Person


                                 BCP ACQUISITION GMBH & CO. KG

                                     By: /s/ Chinh Chu
                                         -----------------------------
                                         Name: Chinh Chu
                                         Title:  Authorized Person



                                 BCP HOLDINGS GMBH

                                       By: /s/ Chinh Chu
                                         -----------------------------
                                         Name: Chinh Chu
                                         Title:  Authorized Person



                                 BCP MANAGEMENT GMBH

                                     By: /s/ Chinh Chu
                                         -----------------------------
                                         Name: Chinh Chu
                                         Title:  Authorized Person



                                 BCP LUXEMBOURG HOLDINGS S.AR.L.

                                     By: /s/ Chinh Chu
                                         -----------------------------
                                         Name: Chinh Chu
                                         Title:  Authorized Person

                                                --------------------------------
                                                      Page 33 of 35 pages
                                                --------------------------------


                                 BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

                                      By:  Blackstone Management Associates
                                      (Cayman) IV L.P., its general partner

                                          By:  Blackstone LR Associates (Cayman)
                                          IV Ltd., its general partner

                                              By: /s/ Chinh Chu
                                                  ------------------------------
                                                  Name:  Chinh Chu
                                                  Title:    Authorized Person


                                 BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.

                                      By:  Blackstone Management Associates
                                      (Cayman) IV L.P., its general partner

                                          By:  Blackstone LR Associates (Cayman)
                                          IV Ltd., its general partner

                                              By: /s/ Chinh Chu
                                                  ------------------------------
                                                  Name:  Chinh Chu
                                                  Title:    Authorized Person


                                 BLACKSTONE FAMILY INVESTMENT PARTNERSHIP
                                 (CAYMAN) IV-A L.P.

                                      By:  Blackstone Management Associates
                                      (Cayman) IV L.P., its general partner

                                          By:  Blackstone LR Associates (Cayman)
                                          IV Ltd., its general partner

                                              By: /s/ Chinh Chu
                                                  ------------------------------
                                                  Name:  Chinh Chu
                                                  Title:  Authorized Person

                                                --------------------------------
                                                      Page 34 of 35 pages
                                                --------------------------------



                                 BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV
                                 L.P.

                                      By:  Blackstone LR Associates (Cayman) IV
                                      Ltd., its general partner

                                          By: /s/ Chinh Chu
                                             ----------------------------
                                             Name: Chinh Chu
                                             Title:  Authorized Person


                                 BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

                                      By: /s/ Chinh Chu
                                          ----------------------------
                                          Name: Chinh Chu
                                          Title:  Authorized Person

                                          /s/ PETER G. PETERSON
                                          ----------------------------
                                          PETER G. PETERSON

                                          /s/ STEPHEN A. SCHWARZMAN
                                          ----------------------------
                                          STEPHEN A. SCHWARZMAN

                                                --------------------------------
                                                      Page 35 of 35 pages
                                                --------------------------------




Schedule 1

Directors of Blackstone LR Associates (Cayman) IV Ltd.

Each of the persons named below is a citizen of the United States. The principal business address of each of the persons named below is 345 Park Avenue, New York, New York 10154. The principal occupation of each of the persons named below is serving as an executive of the Reporting Persons and/or their affiliated entities.

Name

Robert L. Friedman
Peter G. Peterson
Michael A. Puglisi
John A. Magliano
Stephen A. Schwarzman